Exhibit 99.1

Key Highlights 1 Banco de Chile Earnings Report 1Q21

Key Highlights ‘Overall, the 1 Q 21 was a good quarter, as reflected by a bottom line totalling Ch $ 162 Bn . and ROAE returning to ~ 18 % levels . Even though the spread of a second wave imprinted some doubts on the outlook of the local economy and the speed of the expected rebound, we are confident on the control of the pandemic, based on an outperforming vaccination process that at this point is covering more than half of the target population . The banking business seems to be reflecting this positive tone . Notwithstanding the lockdowns established by the Health Ministry across the country by mid - March, transactionality has begun to recover in the 1 Q 21 as denoted by quarterly fee income increasing for first time since the 1 Q 20 . From the lending perspective, drivers continued to be mixed . However, total loans grew 3 % YoY in the 1 Q 21 and – more importantly – 2 . 7 % on a sequential basis, which was primarily conducted by commercial and residential mortgage loans jointly growing 5 . 3 % YoY . Whereas growth in commercial loans has been fostered by government - guaranteed credits granted to SMEs and Middle Market companies, in the context of the new Fogape Reactiva program of which we are the leading private bank, residential mortgage loans seem to be retaking and upward expansion trend in the 1 Q 21 after bottoming out last quarter . Consumer loans, showed a recovery in March by posting the highest level of monthly origination in more than two years . From a competitive perspective, our performance was very positive as we gained 55 bp . and 23 bp . of market share in total loans YoY and QoQ, respectively . On the other hand, revenues from Treasury remain stable, demonstrating our prudent approach to market risk and in - depth analysis before making decisions on these matters, which if not seriously thought, may result in important equity losses, particularly in the current volatile environment . Undoubtedly, the main driver conducting an improved YoY net income was loan loss provisions, which declined Ch $ 72 Bn . YoY while the LLP ratio decreased from 1 . 7 % to 0 . 7% . Nonetheless, we are aware this is a temporary effect that is, on the one hand, related to a high basis for comparison in the 1 Q 20 due to the COVID - 19 outbreak and, on the other hand, an abnormal behaviour of delinquency as a consequence of high liquidity, particularly among individual customers, due to the diverse financial aid measures to cope with the pandemic . In order to address these transitory effects, we set additional allowances by Ch $ 40 Bn . this quarter . Also, given the improvement we are seeing in contagion rates by the end of April, and the solid vaccine distribution pace across the country, we are confident that economic recovery will take place sooner than later, which should benefit the lending business and transactionality, among others key indicators’ . Eduardo Ebensperger - CEO As of Mar21, we reached a Return on Average Equity (ROAE) of 18.2%, our highest quarterly ratio since 2019. 18.2 % ROAE As of Mar 21 , we were the first private owned bank in Fogape Reactiva loans granted to SMEs and Middle Market companies . Ch$396 Bn. Fogape Reactiva loans We are the private bank with the greatest amount of additional allowances, which improves our recurrent coverage ratio from 236 % to 354% . Ch$360 Bn. Additional Allowances 2

Financial Snapshot 1Q21 (In billions of Ch$) Net Income 13 7 16 2 ( 50 . 4 ) 19 . 7 71 . 5 ( 4 . 2 ) ( 1 1 . 0 ) 1 Q 2 0 1 Q 2 1 Op. E x pen s e s Income tax & Others +18.7% C u s t o m e r Income Non - c u s t o m e r Income Loan Loss Prov. (1) Including the whole market and not only subsidiaries of local banks. Ratios 1Q21 ROAE 18.2% NIM 3.4% LLP / Avg. Loans 0.7% Efficiency Ratio 46.5% TIER I Ratio 12.3% +21% QoQ Increase in origination of Consumer Loans (~Ch$410 Bn.) 16.9% share As of Mar21, we achieved the highest market share in total loans since the 2Q19 212% Average LCR Ratio in the 1Q21, based on a solid buffers and term mismatches management 0.76 % Charge - offs over average loans continued to be below mid - term indi c ators 0.96% NPLs Lowest delinquency ratio Among peers as of Mar21 (>90 days past - due) 16 . 1 % BIS Strongest Capital Adequacy among major local banks #1 in Net Income Banchile Stock Brokerage ranked first 1 as of Mar21 ~289,00 0 As of Mar21, our FAN account had nearly 289,000 users and ~Ch$64 Bn. in purchases +26% QoQ Increase in origination of Residential Mortgage Loans (~Ch $ 369 Bn . ) 3

Financial Snapshot 1Q21 (In billions of Ch$) Net Income 137 126 162 1 Q 2 0 4 Q 2 0 1 Q 2 1  Net Income amounted Ch $ 162 Bn . in the 1 Q 21 , equivalent to a 19 % YoY increment . The main driver behind this figure was the annual decline of Ch $ 71 . 5 Bn . in loan loss provisions, which was partly offset by lower operating revenues (Ch $ 30 . 7 Bn . ), higher OpEx (Ch $ 4 . 2 Bn . ) and increased income taxes & others (Ch $ 8 . 5 Bn . ) . $16 2 Operating Revenues 513 479 482 1 Q 2 0 4 Q 2 0 1 Q 2 1  In the 1 Q 21 , Operating revenues contracted 6 % YoY but increased 1 % QoQ by totalling Ch $ 482 Bn . The main explanatory factor was the annual decline of 12 % in customer income, which was partly offset by the YoY growth of 18 % in non - customer income given positive trends in market factors . $48 2 Provisions for Loan Losses 126 85 54 1 Q 2 0 4 Q 2 0 1 Q 2 1  Our Loan Loss Provisions decreased Ch $ 71 . 5 Bn . in the quarter, from Ch $ 126 Bn . in the 1 Q 20 to Ch $ 54 Bn . in the 1 Q 21 , mostly explained by the decrease in past - due ratios observed since the 2 H 20 that led to a YoY drop in both provisioning and charge - offs in the retail banking segment . This effect coupled with an annual contraction in consumer loans . These factors were partly counterbalanced by the establishment of additional provisions by Ch $ 40 Bn . aiming to anticipate potential fluctuations in credit quality over the coming quarters . $5 4 220 232 224 1 Q 2 0 4 Q 2 0 1 Q 2 1  Operating expenses totalled Ch $ 224 . 5 Bn . in the 1 Q 21 , growing Ch $ 4 . 2 Bn . YoY, which is well below inflation . This figure was influenced by an increase personnel expenses, which was partly offset by lower other operating expenses . Despite the moderate increase in OpEx, our efficiency ratio increased from 42 . 9 % in the 1 Q 20 to 46 . 5 % in the 1 Q 21 . Operating Expenses $22 4 Total Loans 30,863 30, 9 3 7 31, 7 6 7 1 Q 2 0 4 Q 2 0 1 Q 2 1  Total Loans reached Ch $ 31 , 767 Bn . as of Mar 21 , representing an annual advance of 2 . 9 % that was mostly concentrated in the retail banking segment (+ 6 . 3 % YoY) . The main explanatory factor behind this expansion was the behavior of commercial loans that expanded 5 . 7 % and 3 . 4 % YoY and QoQ, respectively, mostly supported by the government - guaranteed Fogape Reactiva program for companies deployed during the 1 Q 21 . Similarly, residential mortgage loans grew 4 . 6 % on an annual basis, retaking a positive growth trend after the 4 Q 20 . On the opposite, consumer loans decreased 11 . 2 % YoY, although this downward trend seems to be starting to reverse as reflected by a loan origination rebound in Mar 21 (Ch $ 225 Bn . ) . $31 , 7 67 4

E conomic Outlook GDP Growth (YoY) 0. 2 0 . 0 0 . 5 1 Q 2 1 e 3 . 7 2. 6 3. 1 3 . 0 2 . 9 - 9.0 - 14.2 1 Q 2 0 2 Q 2 0 3 Q 2 0 4 Q 2 0 CPI & Unemployment Rate (YoY, %) 12.2 12.3 8.2 10 . 2 10. 4 4 . 9% 1Q20 2Q20 3Q20 4Q20 1Q21 CPI Unemployment Loan Growth (1) (12m% change as of Mar21, in real terms) 14.4% 11.7% 9.0% 0.9% - 3.1% - 4.4% 9.0% 9 . 3% 8.3% 7.6% 6.1% 5.3% 5 . 4% 0.4% (2) - 0.3% - 6.8% (2) - 13.0% (2) - 16.2% (2) - 15.9% (2) 1 Q 2 0 2Q20 Total Loans Mortgage 3 Q 2 0 4 Q 2 0 1 Q 2 1 C o m m e r c i a l Consume r 5 (1) Figures do not include operations of subsidiaries abroad . (2) 1 . 5% , 8 . 6% , 14 . 9% , 16 . 4 % and 16 . 1 % YoY contractions in the 1 Q 20 , 2 Q 20 , 3 Q 20 , 4 Q 20 and 1 Q 21 , respectively, adjusted by the effect of the acquisition of Santander Consumer Chile by Santander . The Chilean economy continued improving during the first quarter, as a consequence of the joint contribution of three main factors : (i) the positive impact of the expansionary fiscal and monetary policies implemented by Chilean authorities since last year, (ii) the temporary impact of pension funds withdrawals, and (iii) the pickup in copper prices, which fueled both exports and fiscal revenues . According to monthly GDP figures, the economy posted a sequential annualized growth of 16 . 1 % in the 1 Q 21 ( 0 . 5 % YoY), after expanding 30 . 1 % in the previous quarter . As a result of this positive trend, Chile was the first Latin - American country in reaching its pre - pandemic level of economic activity . This recovery has been driven by the strong pick up in commerce ( 12 . 2 % YoY in 1 Q 22 ) and, to a lesser extent, by manufacturing ( 2 . 6 % YoY) . On the other hand, services continue posting negative growth rates . The labor market remained subdued . The unemployment rate was 10 . 4 % in March, in line with the level observed in December, though the latter was 220 bps above the level of a year ago . Despite GDP recovery, total employment has had only a slight improvement due to lagged activity in sectors more intensive in social contacts . In this environment, total employment decreased 8 . 9 % YoY in 1 Q 21 , while the labor force fell 6 . 7 % YoY . All in all, the participation rate remains low . The CPI has been hovering around the Central Bank target . Specifically, it posted a 2 . 9 % YoY increase in March, after posting a 3 . 0 % rise at the end of 2020 . Although remaining slightly below the policy target in March ( 2 . 6% ), core inflation has been stable . On the whole, inflation has been the result of two opposite factors : a positive contribution from non - tradable prices (driven by the pension funds withdrawals) and a negative impact of lower exchange rate volatility, which has reduced pressures on tradable goods . Due to this, the Central Bank has maintained both the overnight rate at 0 . 5 % and non - conventional measures that have implemented since the last year . There has been an improvement in GDP expectations mainly due to the impressive advance in the vaccination process and higher commodity prices . For 2021 , the Central Bank raised the GDP forecast to a range between 6 . 0 % and 7 . 0% , while the market expects a 6 . 2 % rise . Estimates for 2022 have remained at 3 . 5% , while CPI expectations have also been around the 3 . 0 % target . Finally, analysts anticipate an overnight rate unchanged at least during this year . As of Mar 21 , in terms of the banking industry, total loans contracted 3 . 1 % YoY in real terms . This behavior was mainly due to the performance observed in consumer loans that went down by 15 . 9 % on a 12 - month period due to the COVID - 19 pandemic, although its quarterly loan origination has been stabilizing over the last quarters . To a lesser extent, commercial loans posted a YoY drop of 4 . 4% , which should smooth over the next months as long as the Fogape Reactiva program strengthened and an economic recovery takes place . On a positive note, mortgage loans posted an annual advance of 5 . 4 % in the 1 Q 21 , demonstrating a decoupling from economic trends . Regarding industry’s results, it posted a bottom line of

First Quarter Results Operating Revenues Operating Revenues (In billions of Ch$) Quarters 1Q20 1Q21 Change $ % Net Interest Income 349 . 7 334 . 6 ( 15 . 1 ) (4.3)% Net Fees and Commissions 125 . 5 108 . 3 ( 17 . 2 ) (13.7) % Net Financial Operating Income 9 . 2 5 . 2 ( 3 . 9 ) (43.1) % Foreign Exchange Transactions 19 . 4 26 . 4 + 7 . 0 +36.3 % Other Operating Income 9 . 4 8 . 0 ( 1 . 4 ) (15.3) % Total 513 . 1 482 . 4 ( 30 . 7 ) (6.0) % Customer & Non Customer Income (In billions of Ch$) 40 7 40 1 36 7 35 4 35 8 10 6 10 3 7 5 12 5 12 5 51 3 50 4 44 2 47 9 48 2 1 Q 2 0 2 Q 2 0 3 Q 2 0 4 Q 2 0 1 Q 2 1 Customer Income Non - Customer Income Operating Margin Operating Revenues/Avg. Interest Earning Assets 5.94% 5 . 36% 4 . 68% 4 . 96% 4 . 92% 5 . 14% 4.63% 4.25% 4 . 36% 4 . 53% 1 Q 2 0 2 Q 2 0 3 Q 2 0 4 Q 2 0 1 Q 2 1 B C H Industr y - 6.0% 6 Operating revenues decreased Ch$30.7 Bn. YoY, from Ch$513.1 Bn. in the 1 Q 20 to Ch $ 482 . 4 Bn . in the 1 Q 21 . This behavior was mostly explained by a YoY contraction of Ch $ 49 . 7 Bn . in customer income, which was partly offset by an annual advance of Ch $ 19 . 0 Bn . in non - customer income . Main drivers explaining these figures were :  An annual contraction of Ch $ 20 . 1 Bn . in the contribution of demand deposits to our funding, as average interest rates have remained at low levels in both the local and the offshore markets as compared to a year earlier . The trend of interest rates widely exceeded the positive effect of a 49 . 5 % YoY rise in average DDA balances .  A YoY fall of Ch $ 17 . 2 Bn . in fee income mostly linked to : (i) a YoY drop of Ch 18 . 0 Bn . in insurance brokerage fees linked to the almost entire recognition of the upfront fee of our long - term partnership with a prestigious insurance company, which coupled with a YoY decline in written premiums primarily due to lower lending activity, and (ii) a YoY reduction of Ch $ 1 . 5 Bn . in loan collection fees explained by lower over - due loans in the 1 Q 21 when compared to the 1 Q 20 . These effects were partly offset by a YoY increase of Ch $ 1 . 5 Bn . in transactional services, mainly related to debit accounts (Ch $ 1 . 4 Bn . ) .  Revenues from our USD hedging position declining Ch $ 17 . 2 Bn . YoY, linked to a lower depreciation of the Ch $ in the 1 Q 21 as compared to the 1 Q 20 ( 1 . 0 % vs 13 . 6% , respectively) .  Lower income from loans by Ch $ 14 . 8 Bn . YoY, associated with the downward trend in consumer loans that contracted 13 . 1 % YoY on average balances, which more than offset the positive impact of both higher average balances and lending spreads of commercial and mortgage loans when compared to the 1 Q 20 .  Other operating revenues decreasing Ch $ 1 . 4 Bn . YoY, related to lower revenues by Ch $ 2 . 0 Bn . due to insurance reimbursements received in the 1 Q 20 as a result of damaged branches during the social unrest of Oct 19 . This effect was partly offset by higher income from the sale of asset received lieu of payment by Ch $ 0 . 6 Bn . YoY . These figures were counterbalanced by :  An annual expansion of Ch $ 26 . 6 Bn . associated with the treasury management . This result was the outcome of : (i) the positive impact of reduced CVA/DVA for derivatives by Ch $ 17 . 2 Bn . YoY due to increased PDs and a sharp Ch $ depreciation in the 1 Q 20 linked to high volatility in financial markets, particularly at the beginning of the COVID - 19 pandemic, (ii) higher income from our ALM desk by Ch $ 6 . 0 Bn . given favourable shifts in the CLP yield curves which translated into higher term spreads as well as a moderate change in the funding structure and sources, which was partly mitigated by lower results from the management of securities held for liquidity purposes as compared to the 1 Q 20 , and (iii) a YoY growth of Ch $ 2 . 0 Bn . in income from our Sales & Structuring unit based on derivative transactions carried out by some of our clients .  The contribution of our UF structural net asset exposure growing Ch $ 7 . 4 Bn . YoY as a result of the 1 . 12 % UF

First Quarter Results Loan Loss Provisions & Allowances Loan Loss Allowances Initial Allowances Charge - offs Loan Loss Provisions & Allowances (In billions of Ch$) Quarters 1 Q 2 0 1 Q 2 1 Change $ % (685.4) (746.9) 107 . 8 59 . 7 ( 61 . 5 ) ( 48 . 0 ) +9.0% ( 44 . 6 ) % P r o visi on s e s t ab li s hed , ne t ( 128 . 2 ) ( 32 . 2 ) + 96 . 0 ( 74 . 9 ) % Final Allowances ( 705 . 9 ) ( 719 . 4 ) (13.5) +1.9 % Provisions Established ( 128 . 2 ) ( 32 . 2 ) +96.0 ( 74 . 9 ) % Prov. Financial Guarantees ( 7 . 1 ) 3 . 4 +10.5 ( 148 . 0 ) % Additional Provisions 0 . 0 ( 40 . 0 ) (40.0) - Recoveries 9 . 8 14 . 7 +4.9 +50.4 % Loan Loss Provisions ( 125 . 6 ) ( 54 . 1 ) +71.5 ( 56 . 9 ) % Credit Quality Ratios Allowances / Total loans 2 . 29% 2 . 26% (3) b p Allowances / Total Past Due 1 . 64 x 2 . 36 x 0 . 72 x Provisions / Avg. Loans 1 . 67% 0 . 69% (98) b p Charge - offs / Avg. Loans 1 . 44% 0 . 76% (68) b p Total Past Due / Total Loans 1 . 40% 0 . 96% (44) b p Recoveries / Avg. Loans 0 . 13% 0 . 19% + 6 b p Provisions / Average Loans 1.81% 1 . 46% 1.67% 1 . 66% 2.03% 1.51% 0.69% 0.72% 1 Q 2 1 1.42% 1.09% BCH Industry 1 Q 2 0 2 Q 2 0 3 Q 2 0 4 Q 2 0 Total Past Due / Total Loans 1 . 39% 1 . 40% 1 . 33% 0 . 98% 0 . 97% 0 . 96% 2 . 00% 2 . 07% 2 . 06% 1 . 87% 1 . 64% 1 . 56% 4 Q 1 9 1 Q 2 0 2 Q 2 0 3 Q 2 0 4 Q 2 0 1 Q 2 1 BCH Industr y 7 Loan loss provisions recorded an annual contraction of Ch $ 71 . 5 Bn . , from Ch $ 125 . 6 Bn . in the 1 Q 20 to Ch $ 54 . 1 Bn . in the 1 Q 21 . Most of this behavior was associated with reduced LLPs in the retail banking segment, and, to a lesser extent, the wholesale banking segment . The main factors behind these figures were :  A net credit quality improvement of approximately Ch $ 98 . 9 Bn . when compared to the 1 Q 20 , highly influenced by lower than mid - term levels of delinquency seen since the 2 H 20 , which is expected to be a temporary trend . Actually, this behavior has been associated with a combination of factors, including : (i) a wide set of measures taken by the government and us in order to support individuals and companies due to the COVID - 19 pandemic by rescheduling all types of loans while deploying financing for SMEs and Middle Market companies by means of the government - guaranteed program, and (ii) by higher than normal levels of liquidity, particularly among individual customers, prompted by pension funds withdrawals permitted as a consequence of the pandemic, which has resulted in a financial burden decrease across the whole banking industry, in spite of the weakened macroeconomic environment . As a result, we posted a 0 . 96 % past - due ratio ( 90 days or more) in the 1 Q 21 , nearly 44 bp . lower than the peak reached a year earlier ( 1 . 40% ), which had a positive effect on provisioning and charge - offs, particularly in the retail banking segment and, to a lesser extent, in wholesale banking . These effects explained YoY decreases of Ch $ 80 . 4 Bn . and Ch $ 17 . 9 Bn . in LLPs in both the retail banking and the wholesale banking segment, respectively .  A YoY decrease of Ch $ 12 . 6 Bn . from our USD denominated loan loss allowances, mostly explained by a lower Ch $ depreciation in the 1 Q 21 ( 1 . 0% ) as compared to the 1 Q 20 ( 13 . 6% ) . These factors were partly counterbalanced by the establishment of additional allowances by Ch $ 40 Bn . in the 1 Q 21 , in order to reflect the transitory effects we are seeing in provisioning and delinquency given higher liquidity among individuals, which is expected to converge to mid - term levels over the next quarters . The above decision has been made in light of the outperforming behavior demonstrated by the LLPs to average loans ratio, which has shown a sharp decrease since the 2 Q 20 . This trend is decoupled from the economic backdrop, which is characterized by still higher than average levels of unemployment and subdued aggregate demand . Accordingly, as long as temporary effects disappear, we should expect a rebound in both NPLs and core LLPs .

First Quarter Results Operating Expenses Operating Expenses (In billions of Ch$) Quarters Change 1Q20 1Q21 $ % Personnel expenses ( 107 . 0 ) ( 113 . 7 ) (6.7) 6.2 % Administrative expenses ( 82 . 7 ) ( 83 . 4 ) (0.7) 0.8 % Depreciation and Amort. ( 18 . 5 ) ( 18 . 6 ) (0.1) 0.8 % Impairments 0 . 0 ( 0 . 0 ) (0.0) - Other Oper. Expenses (12.1) ( 8 . 8 ) +3.3 ( 27 . 4 ) % Total Oper. Expenses (220.3) ( 224 . 5 ) (4.2) 1.9 % Additional Information Op. Exp. / Op. Rev. 42 . 9% 46 . 5% +360b p Op. Exp. / Avg. Assets 2 . 1% 2 . 0% (8)b p Headcount (#) 13 , 29 5 12 , 69 3 (4.5) % Branches (#) 342 312 (8.8) % 42 . 9% 44 . 0% 47.2% 48 . 4% 46 . 5% 46.0% 46.1% (1) Efficiency Ratio Operating Expenses/Operating Revenues 59.2% 51.1% 48 . 7% 1Q20 2Q20 3Q20 4Q20 1Q21 (1) Adjusted by the effect of Ch$809 Bn. in non - recurrent impairment losses reported by a local bank in June 2020. B C H I n du s t ry 8 Operating expenses increased Ch $ 4 . 2 Bn . , from Ch $ 220 . 3 Bn . in the 1 Q 20 to Ch $ 224 . 5 Bn . in the 1 Q 21 . Main explanatory factors behind this figure were :  A YoY expansion of Ch $ 6 . 7 Bn . , or 6 . 2% , in personnel expenses, totalling Ch $ 113 . 7 Bn . in the 1 Q 21 . This figure was mainly associated with a YoY decrease of Ch $ 6 . 4 Bn . in variable compensation, mainly associated with a one - time release of a performance bonus allowance in 1 Q 20 . This effect was counterbalanced by a YoY contraction of Ch $ 1 . 9 Bn . in severance payments due to organizational changes made in 2020 as part of our efficiency program . In the same line, salaries remained almost flat YoY mostly due to the 4 . 5 % decrease in headcount .  Higher administrative expenses by Ch $ 3 . 3 Bn . YoY mostly linked to developments of internal digital capabilities as well as IT projects that we have been implementing in order to improve our efficiency across the organization . These effects were partly counterbalanced by :  Lower other operating expenses by Ch $ 3 . 3 Bn . related to : (i) a YoY decline of loan loss allowances on cross border loans by Ch $ 4 . 5 Bn . partly due to a lower Ch $ depreciation in the 1 Q 21 as compared to the 1 Q 20 , and lower exposure, and (ii) a YoY contraction of Ch $ 1 . 1 Bn . in expenses related to assets received lieu of payment . These effects were partly counterbalanced by a YoY increment of Ch $ 1 . 8 Bn . in write - offs mainly related to the new fraud law .  OpEx decreasing Ch $ 2 . 8 Bn . explained by lower fixed - assets expenses, mainly as a consequence of : (i) lower maintenance costs of our ATMs given the optimized nationwide network that we have been deploying since 2020 , and (ii) higher costs related to upgrades and repairs in buildings made during the 1 Q 20 given the consequences of the social crisis of Oct 19 .  A YoY decline of Ch $ 1 . 2 Bn . in outsourced services, as we internalized core salesforce services in 2020 . Despite the moderate advance in operating expenses, our efficiency ratio reflected the annual contraction in operating revenues by increasing from 42 . 9 % in the 1 Q 20 to 46 . 5 % in the 1 Q 21 , although remaining below the industry’s ratio . On a positive note, thanks to our cost - effective policies, we managed to post a ratio of operating expenses to average assets of 2 . 0 % in the 1 Q 21 , 8 bp . lower than the figure reached a year earlier, demonstrating economies of scale we have generated as a result of our efficiency program .

First Quarter Results Results by Business Segments As of Mar21, our income before income taxes reached Ch$203 Bn., increasing 20.2% as compared to the 1Q20. During this period, the Retail Banking Segment represented a 53 . 0 % of our consolidated income before income tax, followed by Wholesale Banking Segment, representing 33 . 8% . In addition, Subsidiaries and Treasury contributed 7 . 4 % and 5 . 8% , respectively . Main factors explaining this performance by segment were :  The Retail Banking segment posted a YoY increase of Ch $ 5 . 8 Bn, equivalent to a 5 . 7 % Bn . , mainly as a result of a decline of Ch $ 58 . 2 Bn . in risk expenses, explained by a high comparison basis and lower levels of NPLs during the 1 Q 21 due to transitory effects associated with special measures taken by the government and authorities (pension fund withdrawals) to support individuals during the pandemic . However, this effect was counterbalanced by operating revenues, which registered a decrease of Ch $ 47 . 5 Bn . as a consequence of : (i) lower income from loans due to a reduction in consumer loans balances, (ii) lower contribution of demand deposits and, (iii) a decrease in income from fees and commissions conducted by lower fees in insurance brokerage and transactional services, among others .  The Wholesale Banking segment income before income tax amounted to Ch $ 68 . 7 Bn . in the 1 Q 21 , increasing Ch $ 10 . 8 Bn . , when compared to the 1 Q 20 . This positive change was mainly explained by lower risk expenses and a reduction in operating expenses . Both effects were partly offset by a decrease in operating revenues .  Subsidiaries posted a YoY increment of Ch $ 3 . 1 Bn . in income before income tax by recording a bottom line of Ch $ 15 . 3 Bn . in the 1 Q 21 . The annual change was mainly conducted by our stock brokerage subsidiary, due to better results in its fixed income portfolio primarily associated with a low basis for comparison .  Finally, our Treasury reached a pre - tax income of Ch $ 11 . 7 Bn . in the 1 Q 21 , which positively compares to the loss of Ch $ 2 . 6 Bn . registered in 1 Q 20 . This change was mainly caused by a reduction in charges of CVA/DVA, due to a decrease in probabilities of default of our counterparties in the 1 Q 21 in conjunction with a favorable FX trend both as compared to the 1 Q 20 . Income before Income Tax Contribution by Business Segment (%) 53 . 0% 33 . 8% 5 . 8% 7 . 5 % Retail Banking Treasury Wholesale Banking Subsidiaries 1 Q 2 1 Income before Income Tax Change by Business Segment (In billions of Ch$) - 3 12 10 2 10 8 58 69 12 15 16 9 20 3 1 Q 2 0 1 Q 2 1 Treasury Wholesale Banking Retail Banking Subsidiaries +20.2% 9

Loan Portfolio Loans by Segment (In Billions of Ch$ and %) 19 , 13 4 19 , 87 3 20 , 40 4 11 , 72 8 11 , 06 4 11 , 36 3 30,86 3 30 , 93 7 31 , 76 7 1 Q 2 0 1 Q 2 1 4Q20 R e t a il W h o l e s a l e + 2.7% + 2 . 7% 2.7% R etail Wholesa le 64% 2.9% Market Share in Loans (1) 16.3% (2) 16.1% (2) 16.6% (2) 16.6% (2) 16.9% (2) 17.1% (2) 17.1% (2) 17.3% (2) 15 . 9% 15.6% 16.7% 17.4% (2) 17.1% 17.0% (2) 16.8% 16.5% 16.5% 16 . 4% 16 . 3% 16 . 2% 1 Q 2 0 2 Q 2 0 3 Q 2 0 4 Q 2 0 1 Q 2 1 Total Loans Consumer Loans Commercial loans Mortgage loans 10 (1) Excluding operations of subsidiaries abroad . (2) Market share in consumer and total loans are 17 . 3% , 17 . 4% , 17 . 5% , 17 . 6 % and 17 . 8 % in the 1 Q 20 , 2 Q 20 , 3 Q 20 , 4 Q 20 and 1 Q 21 , respectively, when adjusting by the effect of the acquisition of Santander Consumer Chile by Santander . By the same logic, market share in total loans are 16 . 4% , 16 . 1% , 16 . 6% , 16 . 7 % and 16 . 9 % in the 1 Q 20 , 2 Q 20 , 3 Q 20 , 4 Q 20 and 1 Q 21 , respectively . As of Mar 21 , our loan portfolio totaled Ch $ 31 , 767 Bn . , denoting a 2 . 9 % YoY increment and, more importantly, a 2 . 7 % advance on a sequential basis ( 11 . 2 % annualized) . Overall, this is in line with improving trends reported by the Central Bank . The evolution of our loan book was mainly influenced by lending of the new Fogape Reactiva program deployed by the government in Feb 21 . This program intends to support micro entrepreneurs, SMEs and Middle companies by granting governmental guarantees for working capital loans, long - term funding for investment projects and debt restructuring, which were not covered by the first FOGAPE program released in 2020 . This initiative allowed us to grow in commercial loans by 5 . 7 % YoY and 3 . 4 % QoQ ( 14 . 4 % annualized), while ranking first in Fogape Reactiva loans among private banks . In addition, mortgage loans posted a 4 . 6 % YoY growth ( 2 . 6 % QoQ), 36 % demonstrating the decoupling from the economy and the positive effect of still low long - term interest rates . On the other hand, consumer loans continued to be affected by the COVID - 19 pandemic by contracting 11 . 2 % YoY, which corresponds to a combination of lower household consumption, higher unemployment and stricter requirements . The Retail Banking segment posted total loans of Ch $ 20 , 404 Bn . , growing 6 . 6 % and 2 . 7 % YoY and QoQ, respectively, based on :  Loans granted to SMEs growing 25 . 5 % YoY (+ 4 . 7 % QoQ) as of Mar 21 , mostly explained by commercial loans increasing 32 . 8 % YoY . This performance was a result of both the Fogape and Fogape Reactiva programs that were focused on this segment . The latter, deployed since Feb 21 , also contributed to a 5 . 2 % QoQ growth (+ 22 . 6 % annualized) in loan balances and a quarterly loan origination of +Ch $ 783 Bn . for this type of product .  An increase of 1 . 4 % YoY (+ 2 . 0 % QoQ) in personal banking loans associated with a 4 . 6 % YoY (+ 2 . 6 % QoQ) expansion in mortgage loans and an annual growth of 12 . 4% (+ 3 . 5 % QoQ) in commercial loans granted to individual entrepreneurs in the context of the Fogape Reactiva program . On the opposite, consumer loans balances decreased 10 . 9 % YoY as a consequence of the COVID - 19 pandemic, but only went down by 0 . 4 % on a sequential basis given a less restrictive credit offer when compared to 2020 . The Wholesale Banking segment contracted 3 . 1 % YoY, reaching Ch $ 11 , 363 Bn . as of Mar 21 . However, on a QoQ basis, it posted a 2 . 7 % increment ( 11 . 3 % annualized) . This was a result of :  Middle Market total loans expanding 4 . 8 % YoY and 2 . 4 % QoQ (+ 9 . 9 % annualized) fostered by an improved loan quarterly origination of Ch $ 1 , 140 Bn . (+ 9 . 1 % QoQ) . Loan balances were largely benefited by both Covid loan programs (particularly by the Fogape Reactiva program deployed in 2021 ) that prompted a 25 . 0 % YoY growth in commercial credits . Instead, Trade Finance fell 39 . 2 % YoY due to FX trends and deteriorated international trade during the 1 Q 21 as compared to a year earlier, whereas factoring loans declined 38 . 1 % on a 12 - month basis .  Loans managed by other wholesale banking units fell 6 . 2 % YoY, mainly explained by a comparison base effect due to funding needs observed in the 1 Q 20 as a result of the economic uncertainty owing to the pandemic, which increased demand for loans from companies in order to improve their short - term liquidity . In contrast, on a QoQ basis, these units posted a solid loan growth of 2 . 8% . Our market stake in total loans has been consistently increasing over the last quarters after bottoming out in the 2 Q 20 . In fact, we posted a share of 16 . 9 % as of Mar 21 , which was 23 bp . and 55 bp . above the previous quarter and year, respectively . This figure was mainly backed by the performance of consumer and commercial loans ( 17 . 4 % and 17 . 1 % market shares, respectively) .

Funding & Capital f l ucuta Demand Deposits to Loans Ratio (As of Mar31, 2021) 49% 46% 38% 22% 27% 39% (1) Figures do not include operations of subsidiaries abroad. + 56b p BCH Capital Adequacy Ratios +30bp +169bp + 243b p Sh a r e h o l d e r s Equity Assets (BIS Ratio) Total Capital RWA 7 . 9% 7 . 6% 10 . 6% 13 . 7% 8 . 5% 7 . 9% 12 . 3% 16 . 1 % Mar - 20 Tier I (Basic Capital) Assets Mar - 21 Tier I (Basic Capital) RWA Comprehensive Income 1Q21 (Ch$ Bn.) Var. YoY 5 3 141 (88) 92 + 6 4 28 + 3 9 1 1 3 + 3 4 132 + 5 1 14 9 18 4 + 3 9 (94) + 5 4 Net Income Comprehensive Income Funding & Liquidity Our funding continues to be influenced by the drivers we are seeing in the economy . Demand deposit accounts (DDA) remain as the main source of funding, representing a 34 . 9 % of our assets and 49 . 4 % of total loans, the highest among peers . This behaviour has been prompted by temporary effects such as the pension funds withdrawal, which has been amplified by short - term interest rates staying at unseen lows . The positive thing is that we keep on leading the industry by holding an average market share of 21 . 5 % in total DDAs in the 1 Q 21 . This market position relies on an undisputed leadership in personal banking DDAs reflected by an average market stake of 26 . 9 % in the 1 Q 21 , which correspond to a more stable source of funding . On the other hand, long - term debt represented a 19 . 9 % of our assets in the 1 Q 21 . Although, given the prevailing market conditions, the funding provided by the Central Bank (~Ch $ 3 , 100 Bn . at this point) and the moderate growth of our balance sheet, we have been less active in raising long - term funding over the last quarters . Actually, we have needed neither to raise long - term debt nor taken time deposits from institutional investors so far . However, we continue to be aware of potential market opportunities . From the liquidity perspective, we continue to maintain high portion of HQLA, which provide us with proper levels of coverage as reflected by a LCR that hovered at an average level of 212 % in the 1 Q 21 . Capital Adequacy Our equity amounted to Ch $ 3 , 820 Bn . in the 1 Q 21 , representing an annual expansion 7 . 6 % or Ch $ 269 . 2 Bn . This was the result of : 11  Retention of Ch $ 242 . 8 Bn . with charge to our 2020 net income, including both the 40 % capitalization of our net distributable earnings for the FY 2020 and the effect of inflation on equity .  A net income increase of Ch $ 13 . 8 Bn . YoY, once deducted the provision for minimum dividends, due to the better financial performance in the 1 Q 21 in comparison with the 1 Q 20 .  Higher cumulative OCI in equity by ~Ch $ 12 . 6 Bn . YoY, due to : (i) an upsurge of Ch $ 5 . 3 Bn . in AFS securities given market volatility in the 1 Q 20 , and (ii) lower losses on hedge accounting derivatives, mainly given the recent increase in long - term CLF interest rates . These trends in equity accounts, together with a balance sheet growth in low risk assets (mortgage and government - guaranteed loans, as well as high rating securities), translated into a YoY advance of 169 bp . in our CET 1 ratio that reached 12 . 3 % in Mar 21 . Similarly, leveraged on higher additional allowances set in 2020 and in the 1 Q 21 , the BIS ratio increased 243 bp . YoY by reaching 16 . 1 % in the Mar 21 . As for Basel III, based on methodologies provided by the CMF, we our 162 + 2 6 RWA density improves slightly when compare to Basel I (~66% BIS I / 164 + 3 3 ~65% BIS III), while CET1 adjustments are negligible. Accordingly, our CET 1 and BIS ratios under BIS III are both ~ 10 to 20 bp . higher than under Basel I . Other Comprehensive Income (OCI) Our OCI increased from a net loss of Ch $ 5 , 667 million in the 1 Q 20 to a net gain of Ch $ 1 , 661 million in the 1 Q 21 , denoting a YoY increase of Ch $ 7 , 328 million, which had to do with market volatility seen a year ago, reflected by higher risk premiums and a spike in interest rates that resulted in unrealized losses in the AFS portfolio . This trend reverted in the 2 Q 20 , which led us to materialize gains by selling important part of government bonds . Given the prevailing interest rate scenario and the steepening we foresaw in the yield curve, we have waited for the right time to take positions again in order to avoid substantial equity losses .

Consolidated Statement of Income (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) Interest revenue Interest expense 678. 0 (2 1 2. 7 ) (12.1) % (25.3) % (5.8) % (8.5) % 678. 0 (2 1 2. 7 ) (12.1) % (25.3) % Net interest income 554,274 517,401 487,481 (204,577) (167,127) (152,904) 349,697 350,274 334,577 465. 3 (4.3) % (4.5) % 554,274 487,48 1 (204,577) (152,904) 349,697 334,57 7 465. 3 (4.3) % Fees and commissions Income from fees and commissions Expenses from fees and commissions 161,67 1 (3 6 ,2 0 0) 134,31 9 (3 4 ,4 2 1) 136,77 1 (2 8 ,5 0 1) 190. 2 (3 9 .6 ) (15.4) % (21.3) % 1.8% (17.2) % 161,67 1 (3 6 ,2 0 0) 136,77 1 (2 8 ,5 0 1) 190. 2 (3 9 .6 ) (15.4) % (21.3) % Net fees and commissions income 125,47 1 99,89 8 108,27 0 150.6 (13.7) % 8.4% 125,47 1 108,27 0 150. 6 (13.7) % Net Financial Operating Income Foreign exchange transactions, net Other operating income 9,15 4 19,38 0 9,39 1 (2 6 ,7 2 2) 46,985 8,880 5,21 0 26,41 2 7,95 6 7.2 (43.1) % 36.7 36.3% 11.1 (15.3) % (43.8) % (10.4) % - 9,15 4 19,380 9,391 5,21 0 26,41 2 7,95 6 7. 2 36. 7 11. 1 (43.1) % 36.3% (15.3) % Total Operating Revenues 513,09 3 479,31 5 482,42 5 671. 0 (6.0) % 0.6% 513,09 3 482,42 5 671. 0 (6.0) % Provisions for loan losses (125,56 0) (8 5 ,1 6 9) (5 4 ,0 6 7) (7 5 .2 ) (56.9) % (36.5) % (125,56 0) (5 4 ,0 6 7) (7 5 .2 ) (56.9) % Operating revenues, net of provisions for loan losses 387,53 3 394,14 6 428,35 8 595. 8 10.5% 8.7% 387,53 3 428,35 8 595. 8 10.5% (107,043) (137,683) (113,696) (107,043) (113,696) (8 2 ,6 8 8) (1 8 ,4 6 9) 6.2% 0.8% 0.8% (8 2 ,6 8 8) (1 8 ,4 6 9) 6.2% 0.8% 0.8% - - Operating expenses Personnel expenses Administrative expenses Depreciation and amortization Impairments Other operating expenses (1 2 ,0 9 3) (6 8 ,4 0 0) (1 8 ,4 8 9) - (7 7 9 ) (6, 381) (8 3 ,3 7 3) (1 8 ,6 1 9) (1) (8, 785) (1 5 8. 1 ) (1 1 6. 0 ) (2 5 .9) (0. 0 ) (1 2 .2) (27.4) % (17.4) % 21.9% 0.7% - (99.9) % 37.7% (1 2 ,0 9 3) (8 3 ,3 7 3) (1 8 ,6 1 9) (1) (8, 785) (1 5 8. 1 ) (1 1 6. 0 ) (2 5 .9) (0. 0 ) (1 2 .2) (27.4) % Total operating expenses (3 1 2. 2 ) 1.9% (3.1) % (3 1 2. 2 ) 1.9 % Net operating income 283. 6 21.9% 25.5% 283. 6 21.9 % Income attributable to affiliates (0. 9 ) - (84.6) % (0. 9 ) - Income before income tax 282. 7 20.2% 28.5% 282. 7 20.2 % Income tax (5 6 .7 ) 26.3% 27.9% (5 6 .7 ) 26.3 % Net Income for the period 226. 0 18.7% 28.7% 226. 0 18.7 % Non - Controlling interest 0. 0 - - 0. 0 0.0 % Net Income attributable to bank's owners (220,293) (231,732) (224,474) 167,240 162,414 203,884 1,89 5 (4, 269) (6 5 7) 169,135 158,145 203,227 (32,253) (31,860) (40,735) 136,882 126,285 162,492 - - - 136,882 126,285 162,492 226. 0 18.7% 28.7% (220,293) (224,474) 167,24 0 203,884 1,89 5 (6 5 7) 169,13 5 203,227 (3 2 ,2 5 3) (4 0 ,7 3 5) 136,88 2 162,492 - - 136,88 2 162,492 226. 0 18.7% - - (20.5) % FV Adjustment AFS Securities FV Adjustment CF Hedge Accounting Other effects (9, 76 8) 1,93 5 2,16 6 (1, 62 9) 27,43 3 (6, 96 9) 507 1,53 9 (3 8 5 ) 0.7 2.1 (20.5) % (0.5) (94.4) % - (94.5) % - (9, 768 ) 1,935 2,166 507 1,53 9 (3 8 5 ) 0. 7 2. 1 (0. 5 ) - Comprehensive Income 131,21 5 145,12 0 164,15 3 228. 3 25.1% 13.1% 131,21 5 164,15 3 228. 3 25.1 % Quarters 1 Q 2 0 4Q20 1Q21 1Q21 % Change M C h $ MCh$ MCh$ MUS$ 1Q21/1Q20 Interest revenue and expense 12 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 719 . 0 per US $ 1 . 00 as of March 31 , 2021 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Selected Financial Information (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) ASSETS M a r - 2 0 M C h $ D e c - 2 0 M C h $ M a r - 2 1 M C h $ M a r - 2 1 M U S $ % Change Mar - 21/Mar - 20 Mar - 21/Dec - 20 Cash and due from banks 2 , 780 , 46 9 2 , 560 , 21 6 2 , 203 , 60 2 3 , 064 . 8 (20.7) % (13.9) % Transactions in the course of collection 520 , 71 1 582 , 30 8 512 , 29 5 712 . 5 (1.6) % (12.0) % Financial Assets held - for - trading 1 , 690 , 56 3 4 , 666 , 15 6 2 , 229 , 15 3 3 , 100 . 4 31.9% (52.2) % Receivables from repurchase agreements and security borrowings 55 , 44 1 76 , 40 7 62 , 42 3 86 . 8 12.6% (18.3) % Derivate instruments 4 , 757 , 18 7 2 , 618 , 00 4 1 , 950 , 32 1 2 , 712 . 5 (59.0) % (25.5) % Loans and advances to Banks 1 , 342 , 75 4 2 , 938 , 99 1 4 , 554 , 59 2 6 , 334 . 6 239.2% 55.0 % Loans to customers, net Commercial loans 17 , 212 , 51 2 17 , 593 , 03 9 18 , 193 , 21 8 25 , 303 . 5 5.7% 3.4 % Residential mortgage loans 9 , 208 , 87 0 9 , 388 , 65 4 9 , 630 , 15 5 13 , 393 . 8 4.6% 2.6 % Consumer loans 4 , 441 , 45 3 3 , 955 , 27 5 3 , 944 , 03 5 5 , 485 . 4 (11.2) % (0.3) % Loans to customers 30 , 862 , 83 5 30 , 936 , 96 8 31 , 767 , 40 8 44 , 182 . 8 2.9% 2.7 % Allowances for loan losses ( 705 , 866 ) ( 746 , 910 ) ( 719 , 409 ) ( 1 , 000 . 6 ) 1.9% (3.7) % Total loans to customers, net 30 , 156 , 96 9 30 , 190 , 05 8 31 , 047 , 99 9 43 , 182 . 2 3.0% 2.8 % Financial Assets Available - for - Sale 1 , 632 , 22 9 1 , 060 , 52 3 1 , 064 , 51 8 1 , 480 . 6 (34.8) % 0.4 % Financial Assets Held - to - maturity - - - - - - Investments in other companies 52 , 64 7 44 , 64 9 43 , 98 0 61 . 2 (16.5) % (1.5) % Intangible assets 58 , 76 3 60 , 70 1 62 , 53 1 87 . 0 6.4% 3.0 % Property and Equipment 225 , 13 5 217 , 92 8 222 , 58 6 309 . 6 (1.1) % 2.1 % Leased assets 145 , 72 8 118 , 82 9 117 , 94 0 164 . 0 (19.1) % (0.7) % Current tax assets 1 , 56 7 22 , 94 9 37 , 13 2 51 . 6 2,269.6% 61.8 % Deferred tax assets 316 , 59 9 357 , 94 5 353 , 66 7 491 . 9 11.7% (1.2) % Other assets 1 , 059 , 93 6 579 , 46 7 522 , 62 6 726 . 9 (50.7) % (9.8) % Total Assets 44 , 796 , 69 8 46 , 095 , 13 1 44 , 985 , 36 5 62 , 566 . 6 0.4% (2.4) % LIABILITIES & EQUITY M a r - 2 0 D e c - 2 0 M a r - 2 1 M a r - 2 1 M C h $ M C h $ M C h $ M U S$ % Change Mar - 21/Mar - 20 Mar - 21/Dec - 20 Liabilities Current accounts and other demand deposits Transactions in the course of payment Payables from repurchase agreements and security lending Saving accounts and time deposits Derivate instruments Borrowings from financial institutions Debt issued Other financial obligations Lease liabilities Current tax liabilities Deferred tax liabilities Provisions Other liabilities 11 , 869 , 85 4 15 , 167 , 22 9 15 , 682 , 37 2 21 , 811 . 4 482 , 66 4 1 , 302 , 00 0 838 , 05 6 1 , 165 . 6 345 , 80 8 288 , 91 7 104 , 17 6 144 . 9 11 , 469 , 65 8 8 , 899 , 54 1 8 , 274 , 92 6 11 , 508 . 9 4 , 721 , 25 7 2 , 841 , 75 6 2 , 119 , 56 2 2 , 947 . 9 1 , 703 , 82 1 3 , 669 , 75 3 3 , 674 , 56 6 5 , 110 . 7 9 , 224 , 22 5 8 , 593 , 59 5 8 , 966 , 98 0 12 , 471 . 5 121 , 67 4 191 , 71 3 257 , 31 9 357 . 9 141 , 43 4 115 , 01 7 114 , 05 9 158 . 6 66 , 54 5 31 1 18 9 0 . 3 24 2 - - - 419 , 04 4 733 , 91 1 594 , 97 9 827 . 5 679 , 58 0 565 , 12 0 538 , 05 7 748 . 3 32.1% 3.4% 73.6% (35.6) % (69.9) % (63.9) % (27.9) % (7.0) % (55.1) % (25.4) % 115.7% 0.1% (2.8) % 4.3% 111.5% 34.2% (19.4) % (0.8) % (99.7) % (39.2) % - - 42.0% (18.9) % (20.8) % (4.8) % Total liabilities 41 , 245 , 80 6 42 , 368 , 86 3 41 , 165 , 24 1 57 , 253 . 5 (0.2) % (2.8) % Equity of the Bank's owners Capital R e s e rv e s Other comprehensive income Retained earnings from previous periods Income for the period Provisions for minimum dividends Non - Controlling Interest 2 , 418 , 83 3 2 , 418 , 83 3 2 , 418 , 83 3 3 , 364 . 2 703 , 33 1 703 , 20 6 703 , 37 3 978 . 3 ( 62 , 327 ) ( 51 , 250 ) ( 49 , 756 ) ( 69 . 2 ) 412 , 64 1 412 , 64 1 655 , 47 8 911 . 7 136 , 88 2 463 , 10 8 162 , 49 2 226 . 0 ( 58 , 469 ) ( 220 , 271 ) ( 70 , 297 ) ( 97 . 8 ) 1 1 1 - 0.0% 0.0% 0.0% 0.0% (20.2) % (2.9) % 58.8% 58.8% 18.7% (64.9) % 20.2% (68.1) % 0.0% 0.0 % Total equity 3 , 550 , 89 2 3 , 726 , 26 8 3 , 820 , 12 4 5 , 313 . 1 7.6% 2.5 % Total Liabilities & Equity 44 , 796 , 69 8 46 , 095 , 13 1 44 , 985 , 36 5 62 , 566 . 6 0.4% (2.4) % These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 719 . 0 per US $ 1 . 00 as of March 31 , 2021 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English . 13

Selected Financial Information (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) Key Performance Ratios 1Q20 Quarter 4Q20 1Q21 Mar - 20 Year Ended Dec - 20 Mar - 21 Earnings per Share (1) (2) Net income per Share (Ch$) 1 . 3 6 1 . 2 5 1 . 6 1 1 . 3 6 4 . 5 8 1 . 6 1 Net income per ADS (Ch$) 271 . 0 1 250 . 0 3 321 . 7 1 271 . 0 1 916 . 8 9 321 . 7 1 Net income per ADS (US$) 0 . 3 2 0 . 3 5 0 . 4 5 0 . 3 2 1 . 2 9 0 . 4 5 Book value per Share (Ch$) 35 . 1 5 36 . 8 9 37 . 8 2 35 . 1 5 36 . 8 9 37 . 8 2 Shares outstanding (Millions) 101 , 01 7 101 , 01 7 101 , 01 7 101 , 01 7 101 , 01 7 101 , 01 7 Profitability Ratios (3)(4) Net Interest Margin 4 . 15% 3 . 64% 3 . 43% 4 . 15% 3 . 58% 3 . 43 % Net Financial Margin 4 . 38% 3 . 83% 3 . 73% 4 . 38% 3 . 92% 3 . 73 % Fees & Comm. / Avg. Interest Earnings Assets 1 . 45% 1 . 03% 1 . 10% 1 . 45% 1 . 20% 1 . 10 % Operating Revs. / Avg. Interest Earnings Assets 5 . 94% 4 . 96% 4 . 92% 5 . 94% 5 . 22% 4 . 92 % Return on Average Total Assets 1 . 29% 1 . 13% 1 . 45% 1 . 29% 1 . 04% 1 . 45 % Return on Average Equity 16 . 24% 13 . 70% 18 . 22% 16 . 24% 13 . 01% 18 . 22 % Capital Ratios Equity / Total Assets 7 . 93% 8 . 08% 8 . 49% 7 . 93% 8 . 08% 8 . 49 % Tier I (Basic Capital) / Total Assets 7 . 61% 7 . 64% 7 . 91% 7 . 61% 7 . 64% 7 . 91 % Tier I (Basic Capital) / Risk - Weighted Assets 10 . 59% 12 . 19% 12 . 28% 10 . 59% 12 . 19% 12 . 28 % Total Capital / Risk - Weighted Assets 13 . 68% 15 . 96% 16 . 11% 13 . 68% 15 . 96% 16 . 11 % Credit Quality Ratios Total Past Due / Total Loans to Customers 1 . 40% 0 . 97% 0 . 96% 1 . 40% 0 . 97% 0 . 96 % Allowance for Loan Losses / Total Past Due 163 . 64% 249 . 46% 235 . 99% 163 . 64% 249 . 46% 235 . 99 % Impaired Loans / Total Loans to Customers 2 . 98% 3 . 88% 3 . 46% 2 . 98% 3 . 88% 3 . 46 % Loan Loss Allowances / Impaired Loans 76 . 87% 62 . 22% 65 . 39% 76 . 87% 62 . 22% 65 . 39 % Loan Loss Allowances / Total Loans to Customers 2 . 29% 2 . 41% 2 . 26% 2 . 29% 2 . 41% 2 . 26 % Loan Loss Provisions / Avg. Loans to Customers (4) 1 . 67% 1 . 09% 0 . 69% 1 . 67% 1 . 51% 0 . 69 % Operating and Productivity Ratios Operating Expenses / Operating Revenues 42 . 93% 48 . 35% 46 . 53% 42 . 93% 45 . 51% 46 . 53 % Operating Expenses / Average Total Assets (3) (4) 2 . 08% 2 . 07% 2 . 00% 2 . 08% 1 . 98% 2 . 00 % Balance Sheet Data (1)(3) Avg. Interest Earnings Assets (million Ch$) 34 , 540 , 46 3 38 , 684 , 05 1 39 , 237 , 86 9 34 , 540 , 46 3 37 , 171 , 86 3 39 , 237 , 86 9 Avg. Assets (million Ch$) 42 , 303 , 16 1 44 , 863 , 34 3 44 , 940 , 59 7 42 , 303 , 16 1 44 , 512 , 27 3 44 , 940 , 59 7 Avg. Equity (million Ch$) 3 , 370 , 67 7 3 , 687 , 80 4 3 , 567 , 50 5 3 , 370 , 67 7 3 , 560 , 24 4 3 , 567 , 50 5 Avg. Loans to Customers (million Ch$) 29 , 994 , 10 4 31 , 222 , 17 2 31 , 260 , 38 9 29 , 994 , 10 4 30 , 722 , 00 7 31 , 260 , 38 9 Avg. Interest Bearing Liabilities (million Ch$) 22 , 182 , 13 2 21 , 671 , 82 8 21 , 189 , 80 6 22 , 182 , 13 2 22 , 427 , 17 9 21 , 189 , 80 6 Risk - Weighted Assets (Million Ch$) 33 , 530 , 83 0 30 , 566 , 57 4 31 , 102 , 27 4 33 , 530 , 83 0 30 , 566 , 57 4 31 , 102 , 27 4 Additional Data Exchange rate (Ch$/US$) 853 . 7 9 711 . 9 0 719 . 0 0 853 . 7 9 711 . 9 0 719 . 0 0 Employees (#) 13 , 29 5 13 , 13 4 12 , 69 3 13 , 29 5 13 , 13 4 12 , 69 3 Branches (#) 342 334 312 342 334 312 Notes (1) Figures are expressed in nominal Chilean pesos. (2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period. (3) Ratios consider daily average balances. (4) Annualized data. 14 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 719 . 0 per US $ 1 . 00 as of March 31 , 2021 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Summary of differences between Chile GAAP and IFRS The most significant differences are as follows :  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling - of - interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations” . Under IFRS 3 , the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised .  Allowances for loan losses are calculated based on specific guidelines set by the Financial Market Commission based on an expected losses approach . Under IFRS 9 “Financial instruments” allowances for loan losses should be calculated on a discounted basis under the “expected credit loss” model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not .  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written - off if not sold after a certain period in accordance with specific guidelines set by the Financial Market Commission . Under IFRS, these assets are deemed non - current assets held - for - sale and their accounting treatment is set by IFRS 5 “Non - current assets held for sale and Discontinued operations” . In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower . Accordingly, under IFRS these assets are not written off unless impaired .  Chilean companies are required to distribute at least 30 % of their net income to shareholders unless a majority of shareholders approve the retention of profits . In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60 % of the period net income, as permitted by the Financial Market Commission . Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i . e . , 30 % as required by Chilean Corporations Law . Forward - Looking Information The information contained herein incorporates by reference statements which constitute ‘‘forward - looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to :  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;  unexpected developments in certain existing litigation;  increased costs;  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile  pmejiar@bancochile.cl Daniel Galarce Head of Financial Control & Capital Financial Control Area | Banco de Chile  dgalarce@bancochile.cl